OD
9/19/13

SEC 13011534 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 68751

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Craig Scott Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 RXR Plaza, 12th Floor, East Tower
(No. and Street)

Uniondale (City) NY (State) 11556 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

One SE Third Ave, 10th Floor (Address) Miami (City) FL (State) 33131 (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
5/4/13

OATH OR AFFIRMATION

I, Brent Porges, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Craig Scott Capital, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

MICHELLE ARNOLD
Notary Public, State of New York
No. 01AR6023672
Qualified in Nassau County
Commission Expires April 26, 20 15

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTE 5 – RELATED PARTY TRANSACTIONS AND DUE FROM AFFILIATES (CONTINUED)

including insurance coverage and such other related administrative and support activities as may be requested by the Company. The total amount incurred and paid by the Company under this agreement was $75,000 for the year ended December 31, 2012 and was included in the professional and consulting fees expense line item in the accompanying Statement of Operations.

In June 2011, the Company made a payment of $58,338 on behalf of Cruden Bay. At December 31, 2012, this amount was due from Cruden Bay and was presented as Due from Affiliate, in the accompanying Statement of Financial Condition. On January 2, 2013, Cruden Bay fully reimbursed the Company $58,338.

NOTE 6 –NET CAPITAL REQUIREMENT

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first year of operations (15 to 1 thereafter). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was $270,763, which was $238,465 in excess of its minimum requirement of $32,298.

NOTE 7 –EXEMPTION FROM RULE 15C3-3

The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker dealer on a fully disclosed basis.